Methanex	1800 Waterfront Centre	Telephone: (604) 661-2600
Corporation	200 Burrard Street
	Vancouver, British Columbia	Facsimile: (604) 661-2666
Canada V6C 3M1
March 29, 2007

Mr. Gus Rodriguez
Mr Rufus Decker
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
20549-7010
Dear Mr Decker & Mr Rodriguez:

RE:	Form 40-F for the Fiscal Year ended December 31, 2005
Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 0-20115

In our last correspondence we had indicated that we would consider including discussion of consolidated revenues and comment on significant trends related to geographic regions. You subsequently asked us to show you what these disclosures would look like for 2006.
In this regard we have attached extracts from our 2006 Management’s Discussion & Analysis (MD&A) which will be filed as part of our 2006 40-F on April 2, 2007. These extracts should be read in context of the MD&A as a whole.
Yours truly,
METHANEX CORPORATION

Ian P. Cameron
Senior Vice President, Finance and
Chief Financial Officer
cc. McCarthy Tetrault LLP

Revenue
There are many factors that impact our global and regional revenue levels. Methanol business is a global commodity industry affected by supply and demand fundamentals. Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production and changes in general economic conditions, which can vary across the major international methanol markets.

2005	2006
Revenue for 2006 was $2.1 billion compared with $1.7 billion during 2005. Total sales volumes of produced and purchased methanol during 2006 were 6.4 million tonnes compared with 6.5 million tonnes in 2005. The increase in revenue was primarily due to our higher average realized price in 2006 compared with 2005. We entered 2006 with tight market conditions as a result of high global energy prices, industry supply constraints and healthy demand, which resulted in continued strong pricing for the first half of 2006. During the third quarter of 2006, planned and unplanned supplier outages significantly reduced global inventory levels. This led to a dramatic increase in pricing in September and again in October and these high prices continued throughout the remainder of 2006. Our average realized price for 2006 was $328 per tonne compared with $254 per tonne in 2005. Our higher average realized price during 2006 increased revenue by $480 million compared with 2005 while slightly lower sales volumes decreased revenue by $30 million.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. Our average non-discounted published reference price for 2006 was $396 per tonne compared with $301 per tonne in 2005. Our average realized price in 2006 was approximately 17% lower than our average non-discounted published reference price compared with approximately 16% lower for 2005.
To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. In 2006, sales under these contracts represented approximately 20% of our total sales volumes. The increase in the discount from our average non-discounted published reference price in 2006 compared with 2005 is primarily the result of higher methanol prices in 2006. The discount from our non-discounted published reference prices is expected to narrow during periods of lower pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.

Distribution of Revenue
Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production and changes in general economic conditions, which can vary across the major international methanol markets.
The distribution of revenue for 2006 and 2005 is as follows:

($ MILLIONS, EXCEPT AS NOTED)	2006		2005

Canada	167	8%	72	4%
United States	679	32%	586	35%
Europe	494	23%	353	21%
Korea	213	10%	178	11%
Japan	158	8%	175	11%
Other Asia	203	10%	163	10%
Latin America	194	9%	131	8%

	2,108	101%	1,658	100%

Our revenue distribution for 2006 is relatively comparable to 2005 except for changes in Canada, the United States and Japan. Revenue related to customers in Canada as a proportion of our total revenue increased as a result of our increased marketing efforts in the Pacific Northwest region of North America. We are able to leverage our ability to import methanol through the Kitimat terminal to supply this high margin market. Revenue in the United States decreased as a proportion of total sales revenue primarily due to lower sales volumes to customers using methanol in the production of MTBE for consumption in the United States. The production of MTBE for consumption in the United States was largely phased out by mid-2006 and the remaining production of MTBE in the United States is mainly destined for export markets. Revenue related to customers in Japan decreased as a proportion of our total revenue as a result of changes in our distribution channels in Japan.